FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated November 28, 2012

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 351 1187
E-mail: aveszpremy@bbvaprovida.cl

Santiago, Chile –November 28, 2012

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

“In accordance with the provisions of articles 9 and 10 of Law 18,045 and General Rule No. 30 of the Securities and Insurance Superintendency, and duly empowered, I hereby inform you as a material disclosure that the Extraordinary Shareholders of Provida Internacional S.A., a subsidiary of AFP Provida, at its meeting held on November 27, 2012, after the recommendation and approval of the two Boards of Directors of AFP Provida and Provida Internacional, agreed to sell its entire stake in the Mexican company "Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (‘Afore Bancomer’)”, equivalent to 7.5% of the share capital of such company, to Afore XXI Banorte, SA de CV.

The transaction price is US$120 million (an amount subject to legally applicable taxes and claims). This price is subject to an adjustment based on the "Available Excess Capital" (adjustment based on the free disposal funds of the company at the date of closing) of Afore Bancomer at the closing time of the transaction. If expectations are met, it is estimated that such adjustment may represent approximately US$10 million in addition to the price previously stated.

The closing of this transaction is subject to obtaining the relevant regulatory approvals in Mexico.

It is important to point out that the sale of Provida Internacional’s stake in Afore Bancomer was agreed upon being considered favorable to company interests, both from an economic point of view and in view of the goals for which Provida Internacional was established, concluding that although there was originally a management function, it became a passive investment over time, and divestment makes sense given this premise and future plans.

Likewise, it is also reported that the sale of such stake in Afore Bancomer will be conducted jointly with Banco Bilbao Vizcaya Argentaria, SA ("BBVA"), after having received an invitation from BBVA in this regard, and the price per share will be the same price that BBVA will receive for the transaction.

It is estimated that the closing of this transaction will occur in the first quarter of 2013 and that it will generate a positive result before taxes, estimated at approximately US$87 million, from the difference between the selling price, including the adjustment based on free disposal funds, and the total book value of the investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	November 28, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	November 28, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.